Exhibit 99.2

NEWS RELEASE NASDAQ: ELBM TSX.V: ELBM

Electra Announces Pricing of Public Equity Offering

Toronto, Ontario – (November 9, 2022) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announced today the pricing of its previously announced overnight-marketed public offering (the “Equity Offering”) of units of the Company (the “Units”) on a best efforts basis at a price of US$2.35 per Unit for total gross proceeds of approximately US$5.5 million (~CAD$7.3 million). Each Unit shall be comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant shall entitle the holder to purchase one Common Share at US$3.10 at any time on or before the date which is 36 months after the closing date of the Equity Offering.

The Company has filed a preliminary prospectus supplement dated November 8, 2022, as amended on November 9, 2022 (the “Preliminary Prospectus Supplement”), to its final short form base shelf prospectus dated November 26, 2020, as amended by amendment no. 1 dated November 30, 2021 (collectively, the “Base Shelf Prospectus”) in connection with the Equity Offering of Units. The Preliminary Prospectus Supplement was filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. The Preliminary Prospectus Supplement was also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (File No. 333-264982), effective upon filing with the SEC on May 16, 2022, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Company expects to file a final prospectus supplement (the “Prospectus Supplement”) in connection with the Equity Offering by no later than 5:30 pm (Toronto time) on November 9, 2022.

The Units are being offered (i) to the public in each of the provinces of Canada, other than Québec, (ii) in the United States, and (iii) in such other international jurisdictions, as the Company and the dealers agree.

The Company intends to use the net proceeds of the Equity Offering for capital expenditures associated with the expansion and recommissioning of the Company’s wholly-owned hydrometallurgical cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.

The Equity Offering is expected to close on or about November 15, 2022, and is subject to customary closing conditions including the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and notification to The Nasdaq Stock Market. There can be no assurance as to whether or when the Equity Offering may be completed, or as to the actual size or terms of the Equity Offering.

Cantor Fitzgerald Canada Corporation is acting as lead agent and sole bookrunner for the Equity Offering.

The Prospectus Supplement and the accompanying Base Shelf Prospectus contain important detailed information about the Equity Offering. The Prospectus Supplement and the accompanying Base Shelf Prospectus can be found without charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Prospectus Supplement and accompanying Base Shelf Prospectus may also be obtained in Canada from Cantor Fitzgerald Canada Corporation, Attn: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com, or in the United States from Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Avenue, 4th Floor, New York, New York 10022 or by email at prospectus@cantor.com. Prospective investors should read the Prospectus Supplement and the accompanying Base Shelf Prospectus, and the other documents the Company has filed, before making an investment decision.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials.

Contact:

Joe Racanelli
Vice President, Investor Relations

info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the size and timing of closing of the offering, the receipt of all necessary approvals, and the expected use of proceeds. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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